UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

American Eagle Outfitters, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	1-33338	13-2721761
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No)

77 Hot Metal Street, Pittsburgh, Pennsylvania		15203-2329
(Address of principal executive offices)		(Zip code)

Stacy B. Siegal 412-432-3300

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1- Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

American Eagle Outfitters, Inc. (the “Company”) has determined that it contracts to manufacture certain products for which gold, tantalum, tin and tungsten (“3TG minerals”) are necessary to functionality or production. The Company has conducted a “reasonable country of origin inquiry” (“RCOI”) and subsequent due diligence as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1,”) the Company has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report, and both reports are posted to a publicly available Internet site at https://www.aeo-inc.com/responsible-sourcing.

The Company engaged Assent Compliance to assist it in conducting its RCOI and to assist with its due diligence efforts. To implement the RCOI, the Company’s suppliers were engaged to collect information regarding the presence and sourcing of 3TG minerals used in the products supplied to the Company. This program utilized the Responsible Business Alliance (“RBA”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“CMRT”) version 6.1 or higher for data collection. Information was collected and stored using an online platform provided by Assent Compliance.

The Company undertook a due diligence process based on the Organization for Economic Cooperation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements to determine the source and chain of custody of the 3TG minerals used in its products. A more detailed description of the due diligence measures the Company took is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01.

Based upon its RCOI and due diligence efforts, the Company has determined that its products could contain 3TG minerals that may have originated in the covered countries. Despite having conducted a good faith RCOI and due diligence efforts, the Company has been unable to determine the origin of all of the 3TG minerals used in its products.

Item 1.02 Exhibits

The Company’s Conflict Minerals Report is attached hereto as Exhibit 1.01.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

American Eagle Outfitters, Inc.

/s/ Stacy B. Siegal	May 27, 2022
By	(Date)

Stacy B. Siegal, Executive Vice President – General Counsel
Name and Title (printed)